YUKON-NEVADA GOLD CORP. REPORTS ON ENCOURAGING RESULTS AT
MAHALA CREEK, JERRITT CANYON

Vancouver, Canada – September 24, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results of its exploration drilling in the Mahala Creek area at its wholly owned, gold production Jerritt Canyon property in Nevada, USA.

Exploration Update – Mahala Area

Exploration drills were mobilized in late July 2007 to the Mahala creek drainage area and results to date have been encouraging. High points of the assay results received to date are MAH-344, MAH-349, MAH-361 and MAH-362. Intervals for these holes are listed in the table:

Drill Hole Number	From		To		Thickness		Grade
	ft	(m)	ft	(m)	ft	(m)	Opt	g/t
MAH-343							NIL
MAH-299	855	260.7	860	262.2	5	1.5	0.257	8.81
MAH-344	850	259.1	885	269.8	35	10.7	0.371	12.72
MAH-345	865	263.7	870	265.2	5	1.5	0.164	5.62
MAH-346		0.0		0.0		0.0	NIL
MAH-347		0.0		0.0		0.0	NIL
MAH-348		0.0		0.0		0.0	NIL
MAH-349	760	231.7	770	234.8	10	3.0	0.306	10.49
	780	237.8	840	256.1	60	18.3	0.336	11.52
	850	259.1	865	263.7	15	4.6	0.228	7.82

MAH-350	500	152.4	505	154.0	5	1.5	0.194	6.65
	635	193.6	640	195.1	5	1.5	0.341	11.69

MAH-361	810	247.0	830	253.0	20	6.1	0.178	6.10
	855	260.7	870	265.2	15	4.6	0.243	8.33

MAH-362	820	250.0	845	257.6	25	7.6	0.172	5.90

Mahala Basin drill hole

MAH-352	1020	311.0	1030	314.0	10	3.0	0.214	7.34

The favorable results from MAH-344, MAH-361 and MAH-362 are expected to add to the resource west of the 2006 resource shapes. Drill hole MAH-349 had three intervals greater than 0.150 Opt (5.14 g/t) in the eastern edge of the Mahala extension resource. Combined, the intervals in MAH-349 are significantly thicker than the resource as modeled year-end 2006 and should expand that resource.

Step-out exploration drilling along the Mahala structural trend cut 10 feet (3.0m) at a grade of 0.214 Opt (7.34 g/t) some 3,000 feet (915 m) west of the Mahala resource in hole MAH-352. Drilling to date in this area is very widely spaced. Follow up drilling will continue to explore this trend.

MAH-352 10' (3m) 0.215opt (7.3 g/t)
MAH-349 10' (3m) 0.306 opt (10.5 g
60' (18.3m),0.336 opt (11.5 g/t)
15' (4.6m), 0.228 opt (7.8 g/t)
MAH-344, 35'(10.7m) 0.371opt (12.7 g/t)
MAH-361, 20'(6m), 0.178 opt (6.1g/t)
15' (4.6 g/t), 0.243 opt (8.3 g/t)
MAH-362, 25' (7.6m), 0.172 (5.9 g/t)

Assays from the reverse circulation surface exploration holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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